Room 4561
August 1, 2005

Mr. Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

      Re:	Imergent, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2004
      File No. 000-32277

Dear Mr. Lewis,

      We have reviewed your response letter dated July 27, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2004
Note 2. Summary of Significant Accounting Policies

(o) Revenue Recognition, page 50

1. We have read your response to prior comment number 2 and note that you plan to reclassify bad debt expense against revenue for all prior periods. Please explain to us why this "reclassification" will be appropriate. Provide reference to the relevant authoritative literature that supports your accounting.




2. We have read your response to prior comment number 6 and note that you have estimated the total cost for providing PCS to be approximately $14,000 per month. Please explain to us, in detail, how you estimated this cost and indicate whether this includes indirect costs associated with providing the PCS such as the cost of equipment, facilities and personnel necessary to ensure that you have adequate customer service capacity available. In addition, reconcile for us your statements regarding the significance of your customer service organization and the relatively low cost described in your response.

3. We have read your response to prior comment number 7 and remain unclear as to how you have concluded that a software sale and the related hosting service should not be accounted for as a single arrangement. In this regard, we note that you indicate that customers may enter into a hosting arrangement within days after the software is purchased and that most do so within one year of purchase. This appears to be an indication that these contracts should be accounted for as a single arrangement according to the guidance in AICPA Technical Practice Aid 5100.39. In addition, it is unclear why you believe that your customers` ability to create websites without access to your servers or their ability to have other providers host their websites serves as evidence that the software and hosting services are not closely interrelated. In this regard, it appears that your software and hosting service are closely interrelated in terms of design, technology and function simply based on the nature of the arrangements. Specifically, you provide software that customers primarily access from your servers and you subsequently host the websites created using that software. In addition, as discussed in your response to prior comment number 6, you provide significant upgrades to your software only through the hosting service. In view of these considerations, further explain why your conclusion with respect to multiple-element arrangements is appropriate and in accordance with the technical practice aid.

4. We have read your response to prior comment 9 and the information provided on Attachment 3 for the fifteen fiscal quarters ended March
31, 2005. This information indicates that your historical consolidated reserve rate has been approximately 48%. This suggests that your historical consolidated collection rate has been approximately 52%. Separately, the information in Attachment 3 appears to indicate that the collection rates for A and B contracts have been approximately 75% and 44%, respectively. These collection rates for A and B contracts appear to be supported by your recent sale of domestic receivables as discussed in your response to prior comment number 2. These collection rates also appear to be supported by your discussion of A and B contract loss rates in the third bullet point of your response to prior comment number 3. Please confirm to us that these represent your approximate collection rates or explain how our analysis is incorrect.


5. Based on your response to prior comment number 9, it is not clear why you believe it is appropriate to conclude that the execution of an installment contract, expiration of the rescission period, and the receipt of a relatively small down payment (referred to herein, collectively, as "upon execution") is sufficient to support recognition of the entire arrangement fee, given your historical collection rates on a consolidated basis.
Your responses indicate that your installment contracts fall into two distinct categories (A and B) with substantially different collection rates and credit risks. Your responses also indicate that you are able to accurately classify the contracts into each category and consistently predict the amounts that you will collect. It appears that information such as that necessary to classify the contracts and predict the collection rates would be relevant and reasonably obtainable upon execution for purposes of evaluating collectibility.
Such information regarding your B contracts would appear to directly contradict the historical conclusions reached regarding whether collection was probable upon execution. Please explain to us why you do not believe it is necessary to evaluate the collectibility of each individual installment contract as required by paragraph 8 of SOP 97-
2.

6. Notwithstanding our concerns regarding the methodology discussed in the preceding comment, we are unclear as to the basis for your belief that historical rates that exceed 50% are sufficient to support a conclusion that collection is probable. In order to be considered probable in the context of SOP 97-2 (see footnote 5 that refers to SFAS 5), the likelihood of collection must be substantially higher than 50%. The threshold that you have applied appears to be more accurately described as "more likely than not," which is not appropriate in evaluating probability for purposes of software revenue recognition. In view of these considerations, further explain your basis for concluding that your historical collection rates support a conclusion that collection under the terms of your arrangements is probable.

7. In addition, please explain to us how the collectibility criterion is met upon execution considering that revenues and significant corresponding bad debt charges that relate to the same installment transactions exist in the same accounting period.

8. Please indicate whether you have consulted with Grant
Thornton`s
National Office regarding the issues raised in this review. If so, provide us with the contact information for the partner that has approved your accounting.





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst at (202) 551-3451, Marc D.
Thomas at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Robert M. Lewis
Imergent, Inc.
August 1, 2005
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